UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

DIVERSICARE HEALTHCARE SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

255104101

(CUSIP Number)

MCS Plan (“MCS”)

Ephram Lahasky (together with MCS, the “Reporting Persons”)

600 Broadway, Suite E

Lynbrook, New York 11563

Telephone: 516-368-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box X.

CUSIP No. 255104101	Page 2 of 7 pages

1.	Names of Reporting Persons. Ephram Lahasky
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
	5.	Sole Voting Power

Number of		363,017
Shares	6.	Shared Voting Power
Beneficially
owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		363,017
With:	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

363,017
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.2%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 255104101	Page 3 of 7 pages

1.	Names of Reporting Persons. MCS Plan
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		363,017
Shares	6.	Shared Voting Power
Beneficially
owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		363,017
With:	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

363,017
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

5.2%
12.	Type of Reporting Person (See Instructions)

EP

CUSIP No. 255104101	Page 4 of 7 pages

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of August 19, 2021, the Reporting Persons are disclosing their beneficial ownership in Diversicare Healthcare Services, Inc. (“Diversicare” or the “Issuer”) on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in the Issuer on Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2019.

ITEM 1. Security and Issuer.

The name of the issuer is Diversicare Healthcare Services, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1621 Galleria Boulevard, Brentwood, TN 37027-2926.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) MCS Plan (“MCS”), which was organized in Delaware, and (2) Ephram Lahasky, a US citizen.

The principal business of MCS Plan is a retirement plan. Mr. Lahasky is the Manager of MCS. MCS’s principal offices and Mr. Lahasky’s business address is 600 Broadway, Lynbrook, New York 11563

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used by MCS in making their purchase of the shares of Common Stock was $1,816,521 . The funds were provided from working capital of MCS Plan. .

ITEM 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock in 2019 based on the belief that such securities, when purchased, represented an attractive investment opportunity. The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Subsequently, Mr. Lahasky, either directly or through affiliates, became interested in acquiring a controlling equity interest in the Issuer .

Consistent with such investment purpose and under the terms of a Non Disclosure Agreement with the Issuer , Mr. Lahasky engaged in communications with management of the Issuer , If a transaction is consummated, it is anticipated that, inter alia, the current directors will tender their resignations and be replaced by other individuals designated the Reporting Persons or their affiliates, the securities of the Issuer will be eligible for termination of their registration with the SEC and will cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

CUSIP No. 255104101	Page 5 of 7 pages

On August 19, 2021, DAC Acquisition LLC of which Mr. Lahasky is the manager, informed Issuer’s management of his interest in acquiring control of the Issuer.   Mr. Lahasky, who was and continues to be engaged in the medical transportation business, has significant affiliations with in excess of 100 skilled nursing and similar facilities in 23 states.   The facilities with which Mr. Lahasky is affiliated are .lessees of a number of facilities from a lessor. from which the Issuer leases 20 properties.

As an owner and operator of skilled nursing facilities, Mr. Lahasky and his staff have developed a comprehensive set of best practices and procedures for the provision of care to the elderly. In addition to sharing best practices and developing operating protocols that maximize quality and efficiency in the delivery of care, Mr. Lahasky believes that centralization of management and the cost efficiencies from the amalgamation of the Diversicare facilities with his existing portfolio will enable them to deliver additional resources to the facilities through more efficient purchasing of goods and contracting for services.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)	MCS directly owns 363,017 shares of Common Stock representing 5.2% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Mr. Lahasky individually owns no shares of Common Stock. Mr. Lahasky may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by MCS.

Except as set forth above, each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

CUSIP No. 255104101	Page 6 of 7 pages

(b)	Number of shares as to which Mr. Lahasky has:

(i)	Sole power to vote or to direct the vote	363,017

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	363,017

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which MCS Plan has:

(i)	Sole power to vote or to direct the vote	363,017

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	363,017

(iv)	Shared power to dispose or to direct the disposition of	0

(c)	No transactions in the Common Stock have been effected by any of the Reporting Persons in the 60 days preceding August 18, 2021 and the 60 days preceding the date of this filing.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits:

Exhibit Number	Description

1	Letter from DAC Acquisition LLC (“DAC”), an affiliate of the Reporting Persons to the Issuer dated August 19, 2021

CUSIP No. 255104101	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MCS PLAN

By:	/s/ Ephram Lahasky, Manager
Ephram Lahasky, Manager

Date: August 19, 2021

/s/ Ephram Lahasky
Ephram Lahasky

Date: August 19, 2021